UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC
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FEB 28 2013
Washington DC
402

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68574

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Bexil Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 Hanover Square
(No. and Street)

New York	New York	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas O'Malley 212-785-0400
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name — if individual, state last, first, middle name)

100 Park Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas O'Malley , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bexil Securities LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Vice President
Chief Financial Officer

Title

Notary Public

IRENE K. KAWCZYNSKI
Notary Public, State of New York
No. 01KA4899282
Qualified in Kings County
Commission Expires June 29, 20 15

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietorss Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A Copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on internal control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Bexil Securities LLC
(a wholly-owned subsidiary of Bexil Corporation)

Statement of Financial Condition
December 31, 2012

FILED PURSUANT TO RULE 17a-5(e)(3) AS A PUBLIC DOCUMENT.

BDO®

Bexil Securities LLC
(a wholly-owned subsidiary of Bexil Corporation)

Statement of Financial Condition
December 31, 2012

FILED PURSUANT TO RULE 17a-5(e)(3) AS A PUBLIC DOCUMENT.

Bexil Securities LLC
(a wholly-owned subsidiary of Bexil Corporation)

Contents

BDO

Tel: 212-885-8000
Fax: 212-697-1299
www.bdo.com

100 Park Avenue
New York, NY 10017

Independent Auditor's Report

To the Member of
Bexil Securities LLC
New York, New York

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Bexel Securities LLC (the "Company") (a wholly-owned subsidiary of Bexil Corporation) as of December 31, 2012, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

BDO

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Bexil Securities LLC (a wholly-owned subsidiary of Bexil Corporation) as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

BDO USA, LLP

February 26, 2013

Bexil Securities LLC
(a wholly-owned subsidiary of Bexil Corporation)

Statement of Financial Condition

December 31, 2012	
Assets	
Cash and cash equivalents	$ 655,390
Investments, at fair value (cost $2,635,947)	2,589,818
Prepaid expenses	1,176
Due from related parties	73
	$3,246,457
Liabilities and Member's Capital	
Liabilities:	
Accrued expenses and other liabilities	$ 14,900
Commitments and Contingencies (Note 6)	
Member's Capital:	
Member's capital	2,676,232
Retained earnings	555,325
Total Member's Capital	**3,231,557**
	$3,246,457

See accompanying notes to statement of financial condition.

1. Organization

Bexil Securities LLC ("BSLLC" or the "Company") is a Maryland limited liability company. The Company is a single member limited liability company and Bexil Corporation ("Bexil") is its sole member. The Company is registered under the Securities Exchange Act of 1934 (the "Exchange Act") as a broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company may engage in the following business activities: trading securities for its own account through a Proprietary Account of Introducing Brokers agreement ("PAIB") with an unrelated broker-dealer and mutual fund underwriter or sponsor on a best efforts basis.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America and are expressed in United States (U.S.) dollars.

Cash and Cash Equivalents

The Company considers all investments in money market funds, short-term investments and other marketable securities maturing ninety days or less that are not held-for-sale in the ordinary course of business as cash equivalents. Cash and cash equivalents held at financial institutions, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation.

Investment Transactions

The Company records investment transactions based on the trade date.

Valuation of Investments

Listed securities are valued at the last reported sales price on the date of determination on the principal exchange on which such securities are traded or, if not available, at the exchange listed bid price if held long and the listed ask price if sold short. U.S. government securities are valued at the end of day quoted market price.

Fair Value of Financial Instruments

The fair values of the Company's assets and liabilities, which qualify as financial instruments, approximate the carrying amounts presented on the statement of financial condition.

Fair Value Measurement

Fair value is defined as the price that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. The Company uses a three level hierarchy for fair value measurements based on the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's own assumptions about the assumptions that market participants would use in pricing the asset or liability developed based on the best information available under the circumstances. The Company's investment in its entirety is assigned a level based upon the inputs which are significant to the overall valuation. The inputs or methodology used for valuing investments are not an indication of the risk associated with investing in those securities. The hierarchy of inputs is summarized below.

Level 1 - unadjusted quoted prices in active markets for identical assets or liabilities including securities actively traded on a securities exchange.

Level 2 - observable inputs other than quoted prices included in Level 1 that are observable for the asset or liability which may include quoted prices for similar instruments, interest rates, prepayment speeds, credit risk, yield curves, default rates, and similar data.

Level 3 - unobservable inputs for the asset or liability including the Company's own assumptions about the assumption a market participant would use in valuing the asset or liability

The carrying amounts of cash and cash equivalents, receivables, and accounts payable and accrued expenses approximate fair value because of the short maturity of these items.

Use of Estimates

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Recent Accounting Development

In December 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2011-11, "Disclosures about Offsetting Assets and Liabilities," which requires additional disclosures about balance sheet offsetting. ASU 2011-11 will require enhanced quantitative disclosures that will enable users to evaluate the effect of netting arrangements on an entity's statement of financial condition, including the effect of rights of setoff associated with certain financial and derivative instruments. Management is evaluating the impact of adopting this new standard, which will be effective for annual periods beginning on or after January 1, 2013.

3. Significant Risk Factors

In the normal course of business, the Company may enter into transactions in various financial instruments. The Company's financial instruments may be subject to, but are not limited to, the following risks:

Market Risk

Market risk represents the potential loss that can be caused by a change in the fair value of the financial instrument or underlying of a derivative.

Credit Risk

Credit risk represents the potential loss that the Company would incur if the counterparties failed to perform pursuant to the terms of their obligations to the Company. The Company minimizes its exposure to credit risk by conducting transactions with established, reputable financial institutions. Counterparty exposure is monitored on a regular basis.

The Company's securities transactions are provided by Morgan Stanley, pursuant to prime brokerage and other related agreements. This broker is a member of major securities exchanges. The Company is subject to credit risk should the broker be unable to fulfill its obligations.

The cash at the broker, at times, may exceed the amount insured by the Securities Investor Protection Corporation.

Liquidity Risk

Liquidity risk represents the possibility that the Company may not be able to sell its positions in times of low trading volume, high volatility and financial stress at a reasonable price.

Interest Rate Risk

Interest rate risk represents the effect from a change in interest rates, which could result in an adverse change in the fair value of an interest-bearing financial instrument.

Currency Risk

The Company is exposed to risks that the exchange rate of the U.S. dollar relative to other currencies may change in a manner which has an adverse effect on the reported value of the Company's assets and liabilities denominated in currencies other than the U.S. dollar.

4. Financial Instruments

The following presents the Company's financial instruments' fair value hierarchy measured at fair value on a recurring basis as of December 31, 2012.

The Company holds 191,413 shares of Dividend and Income Fund ("DNI"), a publicly-traded affiliate, as of December 31, 2012.

The following is a summary of the inputs used as of December 31, 2012 in valuing the Company's investments:

	Valuation Input			
	Level 1	Level 2	Level 3	Total
Common stock of publicly-traded affiliate	$2,589,818	$-	$-	$2,589,818

There were no transfers between Levels during the year ended December 31, 2012.

DNI retains Bexil Advisers LLC, a subsidiary of Bexil, as its investment adviser and certain officers and directors of the Company also serve as officers and or directors of DNI. The investment in DNI represents approximately 3% of the outstanding shares of DNI.

5. Related Party Transactions

Certain officers of the Company also serve as officers and/or directors of Winmill & Co. Incorporated ("Winco"), Tuxis Corporation ("Tuxis"), Global Income Fund, Inc. ("GIFD"), and their affiliates (collectively with Bexil, the "Affiliates"). At December 31, 2012, Winco owned approximately 22%, 21%, and 2% of the outstanding common stock of Bexil, Tuxis, and GIFD, respectively. Pursuant to an arrangement between a professional employer organization ("PEO") and the Affiliates, the PEO provides payroll, benefits, compliance, and related services for concurrently employed employees of the Affiliates in accordance with applicable rules and regulations of the Internal Revenue Service, and in connection therewith Midas Management Corporation ("MMC"), a subsidiary of Winco, acts as a conduit payer of compensation and benefits to Affiliate employees. Rent expense of jointly used office space and overhead expenses for various jointly used administrative and support functions jointly incurred by the Affiliates are allocated among them. As of December 31, 2012, the Company had a receivable of $73 from Bexil for expenses paid on its behalf.

The Company's carrying value in DNI was $2,589,818 at December 31, 2012.

During the year ended December 31, 2012, the Company transferred 237,741 shares of DNI with a value of $3,223,768 through a dividend to Bexil.

6. Regulatory Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule under Rule 15c3-1 of the Exchange Act. The Company must maintain net capital, as defined, of not less than $100,000, or 6-2/3% of aggregate indebtedness, whichever is greater, and a ratio of aggregate indebtedness to net capital, as defined, of not more than 15 to 1.

At December 31, 2012, the Company had net capital, as defined, of $1,707,772, which exceeded its net capital requirement of $100,000 by $1,607,772. The ratio of aggregate indebtedness to net capital was approximately .008 to 1.

7. Subsequent Events

Management has evaluated the possibility of subsequent events existing in the Company's financial statement through February 26, 2013, the date the financial statement was available to be issued. Management has determined that there are no material events that would require disclosure in the Company's financial statement other than those listed below.